SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SONIDA Senior Living, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

140475104

(CUSIP Number)

Shmuel Lieberman
c/o GF Investments
810 Seventh Avenue
28th Floor,
New York, NY 10019
(212) 259-0300

with a copy to:

Alan J. Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Seymour Pluchenik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 840,828(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 840,828(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,828
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.05%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1]

Represents 63,058 shares of common stock, $0.01 par value (“Common Stock”), of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”) owned by PF Investors, LLC (“PF Investors”) and 777,770 shares of Common Stock owned by Silk Partners, LP (“Silk”).

[2]	This calculation is based on 6,443,646 shares of Common Stock outstanding as of November 8, 2021, as reported on the Form 10-Q filed by the Issuer on November 11, 2021.

CUSIP No. 140475104	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Sam Levinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 777,770(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 777,770(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,770
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

[3]	Represents 777,770 shares of Common Stock, owned by Silk.

CUSIP No. 140475104	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Simon Glick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 777,770(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 777,770(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,770
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 140475104	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Silk Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 777,770(3)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 777,770(3)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,770
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Siget NY Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 777,770(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 777,770(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,770
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 140475104	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS 1271 Associates, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 777,770(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 777,770(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,770
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.07%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 140475104	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS PF Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 63,058(4)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 63,058(4)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,058
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

[4]	Represents 63,058 shares of Common Stock owned by PF Investors.

CUSIP No. 140475104	13D	Page 9 of 13 Pages

This Amendment No. 8 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Sam Levinson, Silk Partners, LP, Siget NY Partners, L.P, 1271 Associates, LLC, Seymour Pluchenik, Siget, LLC, Simon Glick and PF Investors, LLC (the “Reporting Persons”) on September 10, 2018, as amended by Amendment No. 1 to Schedule 13D filed on October 9, 2018, Amendment No. 2 to Schedule 13D filed on June 5, 2019, Amendment No. 3 to Schedule 13D filed on July 1, 2019, Amendment No. 4 to Schedule 13D filed on August 17, 2021, Amendment No. 5 to Schedule 13D filed on September 13, 2021, Amendment No. 6 to Schedule 13D filed on October 4, 2021 and Amendment No. 7 to Schedule 13D filed on November 9, 2021 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of the Issuer. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 1.  Security and Issuer.

No changes.

Item 2.  Identity and Background.

No changes.

CUSIP No. 140475104	13D	Page 10 of 13 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the shares of Common Stock beneficially owned by the Reporting Persons (the “Subject Shares”) was $55,227,844.00. Silk and PF Investors used a portion of their working capital to fund those purchases.

Item 4.  Purpose of Transaction.

No changes.

Item 5.  Interest in Securities of the Issuer.

Except as specifically set forth below, no changes.

Item 5(a) is hereby amended and restated in its entirety as follows:

(a)

Messrs. Levinson and Glick, Silk, Siget, Siget NY and 1271 Associates may be deemed to beneficially own 777,770 shares of Common Stock, or approximately 12.07% of the outstanding shares of Common Stock. Mr. Pluchenik may be deemed to beneficially own 840,828 shares of Common Stock, or approximately 13.05% of the outstanding shares of Common Stock. PF Investors may be deemed to beneficially own 63,058 shares of Common Stock, or approximately 0.98% of the outstanding shares of Common Stock. The foregoing percentage calculations are based on 6,443,646 shares of Common Stock outstanding.

See Item 6 for information about shares of Common Stock beneficially owned by the Conversant Investors (the "Conversant Shares"). The Reporting Persons expressly disclaim beneficial ownership of, and thus the Subject Shares reported herein do not include, any shares beneficially owned by the Conversant Investors other than the 840,828 shares reported on the cover pages above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.  Material to Be Filed as Exhibits.

No changes.

CUSIP No. 140475104	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

SAM LEVINSON

/s/ Sam Levinson

SIMON GLICK

/s/ Simon Glick

SEYMOUR PLUCHENIK

/s/ Seymour Pluchenik

SILK PARTNERS, LP

By	Siget NY Partners, LP, a New York limited partnership and general partner of Silk Partners, LP

By	1271 ASSOCIATES, LLC, a Delaware limited liability company, and general partner of Siget NY Partners, LP

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

CUSIP No. 140475104	13D	Page 12 of 13 Pages

SIGET NY PARTNERS, L.P.

By	1271 ASSOCIATES, LLC, a Delaware limited liability company and general partner of Siget NY Partners, L.P.

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

1271 ASSOCIATES, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Managing Member

PF INVESTORS, LLC

By	/s/ Seymour Pluchenik
Name: Seymour Pluchenik Title: Manager

CUSIP No. 140475104	13D	Page 13 of 13 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected in the last Sixty Days

Silk Partners, LP

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
11/17/2021	Common Shares	30	$29.99(1)
11/19/2021	Common Shares	2,334	$29.98(2)
11/22/2021	Common Shares	44	$30.01(3)
11/30/2021	Common Shares	13,490	$28.45(4)
12/01/2021	Common Shares	14,454	$28.71(5)
12/02/2021	Common Shares	1,703	$28.42(6)
12/06/2021	Common Shares	5,603	$30.26(7)

PF Investors, LLC

Trade Date	Security	Number of Shares Bought / (Sold)	Price per Share ($)
11/29/2021	Common Shares	10,000	$30.17(8)
11/30/2021	Common Shares	17,533	$28.45(4)

(1) Reflects weighted average sale price. Actual sale prices ranged from $29.905 to $30.02. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(2) Reflects weighted average sales price. Actual sales prices ranged from $29.78 to $30.02. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(3) Reflects weighted average sale price. Actual sale prices ranged from $29.73 to $30.02. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(4) Reflects weighted average sale price. Actual sale prices ranged from $27.725 to $28.67. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(5) Reflects weighted average sale price. Actual sale prices ranged from $28.49 to $28.77. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(6) Reflects weighted average sale price. Actual sale prices ranged from $28.285 to $28.52. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(7) Reflects weighted average sale price. Actual sale prices ranged from $29.87 to $30.52. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.
(8) Reflects weighted average sale price. Actual sale prices ranged from $29.97 to $30.27. The reporting persons undertake to provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares purchased or sold at each separate price.